UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HELIUS MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

42328V504

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 42328V504	Page 2 of 6

(1)	Names of reporting persons Philippe Deschamps
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 1,188,653 (see Item 4(a))
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 1,188,653 (see Item 4(a))
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,188,653 (see Item 4(a))
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.8% (see Item 4(b))
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 42328V504	Page 3 of 6

Item 1.

(a)	Name of Issuer:
Helius Medical Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 642 Newtown Yardley Road, Suite 100 Newtown, Pennsylvania, 18940

Item 2.

(a)	Name of Person Filing: Philippe Deschamps

(b)	Address of Principal Business Office or, if none, Residence: 208 Palmer Aly Newtown, PA 18940

(c)	Citizenship: United States

(d)	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share

(e)	CUSIP Number: 42328V504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d -1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 42328V504	Page 4 of 6

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2019, Philippe Deschamps (the “Reporting Person”) held 1,188,653 shares of the Class A Common Stock (“Common Stock”) of Helius Medical Technologies, Inc. (the “Issuer”) consisting of (i) 666,911 shares of Common Stock held by Deschamps Global Healthcare Commercialization Services, LLC (the “LLC”), of which the Reporting Person is the sole member; (ii) 25,510 immediately exercisable Warrants to purchase Common Stock held by the LLC; (iii) 0 immediately exercisable Warrants to purchase Common Stock held directly by the Reporting Person; (iv) 41,458 shares of Common Stock held directly by the Reporting Person; and (v) options to purchase an aggregate of  454,774 shares of Common Stock exercisable within 60 days of December 31, 2019 directly held by the Reporting Person.

(b)	Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is calculated based on 30,718,554 shares of Common Stock outstanding as of December 31, 2019, as disclosed in the Issuer’s Registration Statement on Form S-3 (File No. 333-236101) filed with the Securities and Exchange Commission on January 27, 2020.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(ii)	Shared power to vote or to direct the vote

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(iii)	Sole power to dispose or to direct the disposition of

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(iv)	Shared power to dispose or to direct the disposition of

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

SCHEDULE 13G

CUSIP No. 42328V504	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 42328V504	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

/s/	Philippe Deschamps
By:	Philippe Deschamps